

## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2015

Mail Stop 4720

<u>Via E-mail</u>
Jason A. Napolitano
Executive Vice President, Chief Operating Officer, Chief Financial Officer and Secretary
Heska Corporation
3760 Rocky Mountain Ave.
Loveland, CO 80538

> **Re: Heska Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 23, 2015**
> **File No. 000-22427**

Dear Mr. Napolitano:

We have limited our review of your preliminary proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>General</u>

1.  Please revise your proxy disclosure in the sixth paragraph on page 6 and elsewhere to clarify whether shareholders will have the opportunity to vote upon the acquisition transaction separate and apart from the vote to increase the number of shares authorized under the charter.

2.  To the extent that shareholders will not have the opportunity to vote separately on the acquisition transaction, refer to Schedule 14A, Note A, and provide all disclosure regarding the acquisition as if shareholders were being asked to approve that acquisition transaction. In this regard, please note that Note A would apply to the acquisition transaction given (i) your disclosure on page 4 that the authorized share increase is a stated condition to closing the acquisition transaction and (ii) your disclosure on page 1

that you expect to use a portion of the additional authorized shares as "consideration for the purchase of Cuattro International in the Acquisition."

About the Special Meeting, page 1

3.      Please revise the Summary section on page 1 to highlight that your CEO, Kevin S. Wilson, owns a majority interest in Cuattro International.  Also, revise the disclosure on page 6 to explain what role, if any Mr. Wilson, had in negotiating the terms of the acquisition transaction, including the number of Heska Corporation shares to be paid as consideration to Cuattro International for its assets.

Why is the amendment necessary to complete the Acquisition, and what are the material terms of the Acquisition?, page 4

4.      We note your disclosure that you may be required to issue additional shares if Heska Corporation ultimately recovers the fully reserved liabilities or obligations of Cuattro International.  Please revise to quantify the dollar amount of these liabilities/obligations and explain how many additional shares you could be required to issue to holders of Cuattro International stock. Also, disclose whether Mr. Wilson has any relationship to the Cuattro International affiliates who are responsible for the reserved liabilities/obligations that could result in additional Heska Corporation share issuances.

Do any of Heska's officers or directors, or persons associated with them have a substantial interest in the amendment?, page 6

5.      We note your disclosure under the heading that you may use a portion of the additional authorized shares to acquire the remaining minority position in Heska Imaging.  Please revise to disclose when the right or obligation to purchase the minority interest will materialize. Given the ownership stakes held by your affiliates in the Heska Imaging entity, also disclose whether shareholders will have the right to vote on any voluntary purchase of the minority interest.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3675 with other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc (via email): Scott Berdan, Esq., - Holland & Hart LLP